UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  -------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 11)*

                         THE HOUSTON EXPLORATION COMPANY
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                                (Name of Issuer)

                          Common Stock, $0.01 Par Value
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                         (Title of Class of Securities)

                                    442120101
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                                 (CUSIP Number)

                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 756-2000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 7, 2006
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                          (Date of Event which Requires
                            Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 4 Pages)

--------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 2 OF 4 PAGES
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    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

            JANA PARTNERS LLC
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    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*       (a) [ ]
                                                                    (b) [ ]

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    3       SEC USE ONLY

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    4       SOURCE OF FUNDS*

            AF
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    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEM 2(d) or 2(e)                                         [ ]

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    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
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                         7      SOLE VOTING POWER

                                4,130,900
                      ---------------------------------------------------------
 NUMBER OF               8      SHARED VOTING POWER
 SHARES
BENEFICIALLY                    -0-
  OWNED BY            ---------------------------------------------------------
    EACH                 9      SOLE DISPOSITIVE POWER
 REPORTING
PERSON WITH                     4,130,900
                      ---------------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-
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    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,130,900
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    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*
                                                                        [ ]
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    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.7%
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    14      TYPE OF REPORTING PERSON*

            IA
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                     * SEE INSTRUCTIONS BEFORE FILLING OUT!


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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 3 OF 4 PAGES
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     The Schedule 13D filed on February 21, 2006 by Jana Partners LLC, a
Delaware limited liability company (the "Reporting Person"), relating to the shares ("Shares") of common stock, $0.01 par value, of The Houston Exploration Company (the "Issuer"), as previously amended by Amendment No. 1 to the Schedule 13D filed on April 17, 2006, Amendment No. 2 to the Schedule 13D filed on April 24, 2006, Amendment No. 3 to the Schedule 13D filed on April 28, 2006, Amendment No. 4 to the Schedule 13D filed on May 3, 2006, Amendment No. 5 to the Schedule 13D filed on May 16, 2006, Amendment No. 6 to the Schedule 13D filed on June 2, 2006, Amendment No. 7 to the Schedule 13D filed on June 7, 2006, Amendment No. 8 to the Schedule 13D filed on June 12, 2006, Amendment No. 9 to the Schedule 13D filed on June 22, 2006 and Amendment No. 10 to the Schedule 13D filed on August 22, 2006, is hereby further amended as set forth below by this Amendment No. 11 to the Schedule 13D.

Item 4.     Purpose of Transaction

     Item 4 of the Schedule 13D is hereby amended by the addition of the following:

     On January 7, 2007, in connection with the execution of a merger agreement between Forest Oil Corporation ("Forest Oil"), its wholly owned subsidiary MJCO Corporation ("MJCO") and the Issuer (the "Merger Agreement"), various accounts under the Reporting Person's management and control signed a voting agreement with Forest Oil and MJCO (the "Voting Agreement"). The Voting Agreement, which terminates in the event the Merger Agreement terminates and in certain other circumstances, provides, among other things, that such funds (i) will vote their Shares in favor of the transactions contemplated by the Merger Agreement and against any matter that would interfere with the consummation of such transactions, and appoint Forest Oil as their proxy to the extent their Shares are not so voted, (ii) will not dispose of their Shares except pursuant to such transactions or to a person who agrees to be bound by the terms of the Voting Agreement, and (iii) will not take certain actions with respect to the solicitation of competing transactions. The foregoing description of the Voting Agreement is a summary only, and is qualified by reference to the actual Voting Agreement, a copy of which is attached hereto as Exhibit N and incorporated herein by reference. Also on January 7, 2007, the Reporting Person agreed that it would not propose any extraordinary transactions with Forest Oil or to seek to influence the management or control of Forest Oil for one year following the closing of the transactions contemplated by the Merger Agreement.

Item 5.     Interest in Securities of the Company

     Paragraphs (a) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

          (a) The aggregate percentage of Shares reported to be beneficially owned by the Reporting Person is based upon 28,086,954 Shares outstanding, which is the total number of Shares outstanding as of November 7, 2006 as reported in the Issuer's quarterly report for the quarter ended September 30, 2006.

          As of the close of business on January 8, 2007, the Reporting Person may be deemed to beneficially own 4,130,900 Shares constituting approximately 14.7% of the Shares outstanding.

          (c) No transactions in the Shares have been effected by the Reporting Person during the last 60 days.

Item 7.     Material to be filed as exhibits

Item 7 of the Schedule 13D is hereby amended by the addition of the following:

14. Exhibit N - Voting Agreement dated as of January 7, 2007.


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CUSIP NO.      442120101              SCHEDULE 13D         PAGE 4 OF 4 PAGES
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                                   SIGNATURES



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  January 9, 2007



                                            JANA PARTNERS LLC


                                            BY: /s/ Barry Rosenstein
                                                --------------------------------
                                                Name: Barry Rosenstein
                                                Title: Managing Partner

                                            BY: /s/ Gary Claar
                                                --------------------------------
                                                Name: Gary Claar
                                                Title: General Partner